UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Safe Bulkers, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

CUSIP No. Y7388L103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y7388L103

1	NAMES OF REPORTING PERSONS

Vorini Holdings Inc.

IRS Identification Nos. of Above Persons (entities only).

Not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)		☒
	(b)		☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER

0**
		6	SHARED VOTING POWER

46,426,015**
		7	SOLE DISPOSITIVE POWER

0**
		8	SHARED DISPOSITIVE POWER

46,426,015**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,426,015**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
60.55%
12	TYPE OF REPORTING PERSON*
CO

** For additional information, see Schedule A

CUSIP No.	Y7388L103

1	NAMES OF REPORTING PERSONS

Polys Hajioannou

IRS Identification Nos. of Above Persons (entities only).

Not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)		☒

	(b)		☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

Monaco
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER

0**
		6	SHARED VOTING POWER

46,426,015**
		7	SOLE DISPOSITIVE POWER

0**
		8	SHARED DISPOSITIVE POWER

46,426,015**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,426,015**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
60.55%
12	TYPE OF REPORTING PERSON*
IN

** For additional information, see Schedule A

CUSIP No.	Y7388L103

1	NAMES OF REPORTING PERSONS

Nicolaos Hadjioannou

IRS Identification Nos. of Above Persons (entities only).

Not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)		☒

	(b)		☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

Monaco
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER

0**
		6	SHARED VOTING POWER

46,426,015**
		7	SOLE DISPOSITIVE POWER

0**
		8	SHARED DISPOSITIVE POWER

46,426,015**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,426,015**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
60.55%
12	TYPE OF REPORTING PERSON*
IN

** For additional information, see Schedule A

CUSIP No.	Y7388L103

Item 1.

(a)	Name of Issuer
Safe Bulkers, Inc.

(b)	Address of Issuer’s Principal Executive Offices
30-32 Avenue Karamanli, 16605 Voula, Athens, Greece

Item 2.

(a)	Name of Person Filing.
Vorini Holdings Inc.
Polys Hajioannou
Nicolaos Hadjioannou

(b)	Address of Principal Business Office or, if none, Residence
The principal business office of each person named in Item 2(a) above is
30-32 Avenue Karamanli, 16605 Voula, Athens, Greece

(c)	Citizenship
Vorini Holdings Inc. is a Marshall Islands corporation.
Polys Hajioannou and Nicolaos Hadjioannou are citizens of the United Kingdom.

(d)	Title of Class of Securities
Class A Common Stock

(e)	CUSIP Number
Y7388L103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: _________.

See Schedule A hereto.

(b)	Percent of Class: _________.

See Schedule A hereto.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: _________.

See Schedule A hereto.

(ii) Shared power to vote or to direct the vote: _________.

See Schedule A hereto.

(iii) Sole power to dispose or to direct the disposition of: _________.

See Schedule A hereto.

(iv) Shared power to dispose or to direct the disposition of: _________.

See Schedule A hereto.

          Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

          Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          Not applicable.

Item 8. Identification and Classification of Members of the Group

          If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

          The identity of each member of the group is disclosed on the cover pages attached hereto.

Item 9. Notice of Dissolution of Group

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not applicable.

Item 10. Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable.

SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

VORINI HOLDINGS INC.

by

/s/ George Papadopoulos

Name: George Papadopoulos
Title: President and Director

POLYS HAJIOANNOU /s/ Polys Hajioannou

NICOLAOS HADJIOANNOU /s/ Nicolaos Hadjioannou

Schedule A

	Aggregate Number of Shares of Common Stock Beneficially Owned

		Percentage Outstanding Common Stock	Number of Shares of Common Stock as to Which Reporting Person has

			Sole Power to Dispose	Sole Power to Vote	Shared Power to Dispose	Shared Power to Vote
Reporting Person

Vorini Holdings Inc. (1)	46,426,015	60.55%	0	0	46,426,015	46,426,015
Polys Hajioannou (2)	46,426,015	60.55%	0	0	46,426,015	46,426,015
Nicolaos Hadjioannou (2)	46,426,015	60.55%	0	0	46,426,015	46,426,015

(1)	Vorini Holdings Inc., a Marshall Islands corporation controlled by Polys Hajioannou and Nicolaos Hadjioannou, owns 46,426,015 shares of Class A Common Stock of Safe Bulkers, Inc.

(2)	By virtue of shares owned indirectly through Vorini Holdings Inc.